FORBEARANCE AND COLLATERAL LIQUIDATION AGREEMENT

         This Forbearance and Collateral Liquidation Agreement is entered into as of the 15th day of March, 1996 by Technical Metals Company, a Michigan corporation (the "Debtor"), The Provident Bank, an Ohio banking company (the "Bank") and National Steel Corporation, a Delaware corporation ("NSC").

                                    Recitals

         A. As of January 12, 1996, (i) the Debtor was indebted to the Bank in the approximate amount of $4.7 million, which debt was secured by liens on substantially all of the Debtor's tangible and intangible personal property; and
(ii) the Debtor was indebted to NSC in the approximate amount of $3.3 million, which debt was secured by liens on substantially all of the Debtor's tangible and intangible personal property and by a mortgage on the Debtor's real property.

         B. On and after January 12, 1996, the Debtor was in default of its repayment obligations to the Bank and to NSC.

         C. After considering various options for the repayment of the debts due the Bank and NSC, the Debtor determined that its property should be liquidated in two stages: (i) its real property and its tangible personal property other than inventory should be sold to The Mill Steel Co. ("Mill Steel") pursuant to the Purchase Agreement between Mill Steel and the Debtor as of January 19, 1996 and as amended pursuant to the Addendum to Purchase Agreement dated March 15, 1996 (the "Mill Steel Purchase Agreement"); and (ii) its remaining personal property should be reduced to money in an orderly fashion.

         D. In consideration of the undertakings set forth below, the Bank and NSC have agreed, subject to the conditions and limitations set forth below, to forbear from exercising their respective


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rights in and to the Debtor's property while and so long as the Debtor diligently pursues the closing of the sale of its tangible personal property and real property to Mill Steel pursuant to the Mill Steel Purchase Agreement (the "Mill Steel Sale") and the orderly reduction of its other property to money (together with the Mill Steel Sale, the "Liquidation") as provided herein.

                                   Agreement

         1. Incorporation of Recitals. The above recitals are incorporated as part of this Agreement.

         2. Forbearance. The Bank and NSC agree to forbear from exercising their rights in and to the Debtor's property for so long as:

            a. the Debtor closes the sale of tangible personal property to Mill
               Steel on or before March 30, 1996 and the sale of real property to Mill Steel on or before May 10, 1996;

            b. the Debtor otherwise diligently pursues the Liquidation;

            c. the Debtor is not in default of this Agreement, and

            d. no bankruptcy petition is filed by or against the Debtor.

         3. Liquidation Expenses. Anticipated Liquidation expenses for the period commencing January 16, 1996 (the "Liquidation Expenses") are set forth in the liquidation budget attached as Exhibit A (the "Liquidation Budget"). The Debtor agrees to conduct the Liquidation within the Liquidation Budget. Liquidation proceeds shall not be used to pay Liquidation Expenses except on an expenditure-by-expenditure basis approved in advance by both the Bank and NSC in their sole discretion.

         4. Disposition of Liquidation Proceeds. The Debtor shall cause all Liquidation proceeds to be remitted to the Bank upon receipt. Upon receipt, the Bank shall disburse:

            a. to NSC the first $191,189.52 of proceeds of accounts receivable resulting from the Debtor's sale of steel delivered to the Debtor by NSC from December 20, 1995 to January 10, 1996 (the "NSC Priority Receivables", each of which is circled and initialed by the parties on the January 12, 1996 Accounts Receivable Aged Trial Balance, the "Aging", attached as Exhibit
               B) less a share of the costs, if any, of collecting the NSC Priority Receivables beyond costs of the type anticipated in the Liquidation Budget (the "Extraordinary Collection Costs"), such share to bear the same proportion to the Extraordinary Collection Costs as the amount otherwise payable to NSC under this subparagraph 4(a) bears to the sum of the NSC Priority Receivables.

            b. the balance of the Liquidation proceeds, including the balance of the NSC Priority Receivables, as follows notwithstanding any other agreement to the contrary:

               (i) first, in satisfaction of Liquidation Expenses approved by the Bank and NSC;

               (ii) second, to the Bank until it receives $2.6 million under this subparagraph;

               (iii) third, to NSC until it receives $1.4 million under this subparagraph; and

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               (iv)  fourth, to the Bank and NSC in the ratio of two-thirds to one-third, respectively.


For purposes of this subparagraph 4(b), proceeds of the Liquidation shall include proceeds of (i) with the exception of that part of the NSC Priority Receivables paid to NSC pursuant to the preceding subparagraph, all of the Debtor's accounts receivable listed on the Aging and any other account receivable of the Debtor outstanding as of January 12, 1996 (the "Accounts Receivable"); (ii) all raw materials, work-in-process and finished goods listed on the January 17, 1996 Stock Status Report attached as Exhibit C or otherwise in the possession or under the control of the Debtor on January 12, 1996 (the "Inventory") and all receivables resulting from sale of the Inventory (the "Inventory Receivables"); and (iii) all other property not sold in the Mill Steel Sale.


         5. Collection of Accounts Receivable and Sale of Inventory. The Debtor shall collect the Accounts Receivable, sell the Inventory and collect the Inventory Receivables in an orderly manner. Accounts Receivable and Inventory Receivables shall be collected according to the terms of the underlying invoices and shall not be discounted or compromised without prior written approval from the Bank and NSC. Upon execution of this Agreement and weekly thereafter, the Debtor shall furnish the Bank and NSC with a tabular report showing (i) with respect to Accounts Receivable, the dollar amount of each invoice outstanding as of January 12, 1996 and the payment(s) received against the invoice since that date; (ii) with respect to Inventory, the quantity and cost of each distinct category of Inventory as of January 17, 1996 and the quantity removed from the Debtor's premises within each category since that date; and (iii) with respect to Inventory Receivables, the date and dollar amount of each invoice and the payment received.

         6. Lien Terminations. At the closing of the sale of tangible personal property to Mill Steel, (i) the Bank shall cause to be executed and delivered to Mill Steel a UCC-3 termination statement terminating its lien(s) on all tangible personal property acquired from the Debtor by Mill Steel; and (ii) NSC shall execute and deliver to Mill Steel a UCC-3 termination statement terminating its lien(s) on all tangible personal property acquired from the Debtor by Mill Steel. At the closing of the real property sale to Mill Steel, NSC shall execute and deliver to Mill Steel a discharge of mortgage discharging its mortgage on all real property acquired from the Debtor by Mill Steel.


         7. Releases. At the closing of the real property sale to Mill Steel, NSC and the Debtor shall execute and exchange Mutual Releases in the form attached as Exhibit D.

         8. Notices. Any party giving a notice under this Agreement shall give the notice to both of the other parties by telecopy and first class mail as follows:

a. If to the Debtor: Technical Metals Company
                     Attn: President
                     18800 Meginnity Avenue
                     Melvindale, MI 48122

                     Telecopy no. (313) 388-1880

   With a copy to:   Austin Hirschhorn, Esq.
                     251 East Merrill Street
                     Birmingham, MI 48008-61S0

                     Telecopy no. (810) 647-8596

b. If to the Bank:   The Provident Bank
                     Attn: Michael Giulioli
                     One Columbus
                     10 West Broad Street
                     Columbus, OH 43215

                     Telecopy no. (614) 221-0875

With copy to:        Robert G. Sanker, Esq.
                     Keating, Muething & Klekamp
                     1800 Provident Tower
                     Cincinnati, OH 45202

                     Telecopy no. (513) 579-6956

c. If to NSC:        National Steel Corporation
                     Attn: Glenn G. Pulianas
                     4100 Edison Lakes Parkway
                     Mishawaka, IN 46545-3440

                     Telecopy no. (219) 273-7493

With a copy to:      Peter A. Jackson, Esq.
                     Clark Hill, P.L.C.
                     1600 First Federal Building
                     Detroit, MI 48226-1962

                     Telecopy no. (313) 965-8548

         9. Entire Agreement. This Agreement is the entire agreement between the parties as to its subject matter and it supersedes all negotiations, preliminary agreements and prior or contemporaneous statements and understandings. The Debtor acknowledges that the Mill Steel Purchase Agreement's allocation of the purchase price reflects considerations beyond value.

         10. Amendments. No amendment of this Agreement shall be effective unless made in writing and signed on behalf of all parties.

         11. Waiver. No party shall be deemed to have waived any right under this Agreement unless the waiver is in writing and signed by the party. Any such waiver shall be effective only with respect to the specific matter and time to which it refers.

         12. Successors and Assigns. This Agreement is binding upon and inures to the benefit of the parties, their successors and their assigns, but shall not be assigned by any party without the prior

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written consent of both of the other parties.

         13. Governing Law. This Agreement shall be construed according to the laws of the State of Michigan.

         14. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same document.

         IN WITNESS WHEREOF, the parties have executed this Forbearance and Collateral Liquidation Agreement as of the date first written above.


NATIONAL STEEL CORPORATION

By: ___________________
Its:___________________

THE PROVIDENT BANK
By: ___________________
Its:___________________

TECHNICAL METALS COMPANY
By: ___________________
Its:___________________

                            MUTUAL RELEASE AGREEMENT

         THIS AGREEMENT is made between TECHNICAL METALS COMPANY, a Michigan Corporation (TMC), QUALITY PRODUCTS, INC., a Delaware Corporation (QPI), and NATIONAL STEEL CORPORATION, a Delaware Corporation (NSC), with respect to the following facts:


         A. TMC, NSC, and THE PROVIDENT BANK, an Ohio Banking Company, have entered into a Forbearance and Collateral Liquidation Agreement as of MARCH 16, 1996, (the "Forbearance Agreement") which provides for the orderly liquidation of the assets of TMC.


         B. As part of the consideration for the Forbearance and Collateral Liquidation Agreement, NSC and TMC have agreed to exchange mutual releases upon the closing of the sale of the real property owned by TMC and located at 18800 Meginnity, Melvindale, Michigan 48122, to THE MILL STEEL CO.

         C. QPI and NSC executed a Guaranty dated MARCH 30, 1994, under which QPI guaranteed payment to NSC for credit extended to TMC.

         IN CONSIDERATION OF the following mutually agreed upon covenants, the parties agree that:

         1. TMC and QPI fully release and discharge NSC, its shareholders, directors, officers, agents, successors, and assigns, from all claims that TMC or QPI
                                      -1-
has or may have against NSC, known or unknown, contingent or accrued.

         2. NSC fully releases and discharges TMC, its shareholders, directors, officers, agents, successors, assigns, and guarantors, including QPI, from all claims that NSC has or may have against TMC, known or unknown, contingent or accrued, including claims relating to the Guaranty dated MARCH 30, 1994; provided, however, that if NSC disgorges any part of the funds received under the Forbearance Agreement, then, to that extent, NSC'S claims against TMC and QPI will be reinstated.

         3. This Mutual Release Agreement is a compromise of disputed claims and is made in good faith to settle the present dispute and avoid all future disputes.

         4. The agreement made by the parties is not to be construed as an admission of any liability on the part of any of the parties released in this Agreement.

         5. Each of TMC, QPI and NSC stipulate that the officer executing this Agreement on it behalf is properly and fully authorized to execute the Agreement.

         6. TMC, QPI and NSC have reviewed the terms of this Agreement with their respective attorneys and understand and agree to the consequences of this Agreement.

         7. This Agreement contains the entire understanding of the parties and there are no other promises or conditions other than those described in this Agreement. This Agreement and all other documents to be signed in conjunction with this Agreement shall be binding upon and shall benefit TMC, QPI and NSC, and their respective shareholders, directors, officers, agents, successors and assigns.

         TECHNICAL METALS COMPANY, QUALITY PRODUCTS, INC., and TECHNICAL STEEL CORPORATION have signed this Mutual Release
Agreement effective April 26, 1996.


SIGNED IN THE PRESENCE OF:

(Sig of Jeanette F. Skladanowski)       TECHNICAL METALS COMPANY,
Jeannette F. Skladanowski               a Michigan Corporation

                                        By: (Sig of Bruce Weaver)
                                           Bruce Weaver

                                        Its: President

                                        QUALITY PRODUCTS, INC., a
                                        Delaware Corporation

(Sig of Jeanette F. Skladanowski)     By: (Sig of Bruce Weaver)
Jeanette F. Skladanowski                   Bruce Weaver

                                        Its: President

                                        NATIONAL STEEL
                                        CORPORATION, a Delaware
                                        Corporation

(Sig of Edward P. Krupa)
Edward P. Krupa                         By: (Sig of Glenn G. Pulianas)
                                             Glenn G. Pulianas

                                        Its: Manager

                                      -3-

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